UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 2016

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

Contacts in Santiago, Chile	February 29, 2015
Andrés Wainer, Chief Financial Officer Paula Vicuña, Head of Investor Relations (56-2) 2338-0520 / paula.vicuna@koandina.com

Coca-Cola Andina announces

Consolidated Results for the Fourth Quarter of 2015

Figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations are calculated regarding the same quarter of the previous year. For a better understanding of the analysis per country, we include figures in nominal local currency.

Consolidated Sales Volume for the quarter was 233.6 million unit cases, decreasing 2.5%. Accumulated Consolidated Sales Volume reached 819.9 million unit cases, a 1.3% decrease.

Consolidated Net Sales for the quarter amounted to Ch$530,572 million, decreasing 1.3%. Accumulated Consolidated Net Sales amounted to Ch$1,877,394 million, representing a 4.5% growth.

Consolidated Operating Income(1) for the quarter reached Ch$70,494 million, decreasing 1.4%. Operating Income for 2015 reached Ch$215,596 million, a 15.4% growth.

Consolidated EBITDA(2) decreased 2.2% reaching Ch$95,446 million during the quarter. Consolidated EBITDA for 2015 reached Ch$316,229 million, a 9.1% growth.

Net Income for the quarter reached Ch$30,202 million, which represents a 23.0% decrease. Net Income for 2015 reached Ch$87,863 million, a 16.4% growth.

Comment by Mr. Miguel Ángel Peirano, Chief Executive Officer

“We are very satisfied with the work performed during 2015 leading to the attainment of this year’s results. In financial terms, the Company’s consolidated Net Income and EBITDA improved by 16.4% and 9.1%, respectively in the year with expansion of EBITDA margins in all franchises where we operate. In operating terms, the excellent execution of our market strategy at the point of sale allowed us to improve our customer service, resulting in market share gains in Brazil, Chile and Paraguay, and maintaining this indicator in Argentina. Also, thanks to an appropriate pricing strategy designed for each of our operations, the Company’s consolidated sales improved by approximately 4.5%, outweighing the strong impact the devaluations of local currencies with respect to the Chilean peso had over our results and consolidation. We continue preparing for the future, during the year 2015 we carried out investments that will allow us to increase the versatility of our production processes to adapt to the increased demands that will arise in each of the countries where we operate; that is how we started with the first stage of the construction of the Duque de Caxias plant in Brazil and formalized the new model of Stills in Chile. We have a flexible investment plan which allows adapting to the changing economic conditions of the countries where we operate. We view 2016 as a challenging year in which we will continue to consolidate our leadership position in each of the countries and businesses in which we participate, leveraged on the search for efficiency improvements in our processes, in order to continue with the value growth generated for our customers, consumers, workers and shareholders.”

(1) Operating Income considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses.

(2) EBITDA: Operating Income + Depreciation

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINAA; ANDINAB

www.koandina.com

CONSOLIDATED SUMMARY

4th Quarter 2015 vs. 4th Quarter 2014

All figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2014 are in nominal terms. On average during the quarter, the Argentine Peso, the Brazilian Real, the Chilean Peso and the Paraguayan Guaraní depreciated against the U.S. Dollar by 19.5%, 51.0%, 16.6% and 23.6% respectively. The Argentine Peso, the Brazilian Real and the Paraguayan Guaraní depreciated against the Chilean Peso by 2.4, 22.8% and 5.7%, respectively.  This generated a negative accounting impact on the conversion of figures.

Consolidated Sales Volume for the quarter reached 233.6 million unit cases, decreasing 2.5% with respect to the same period of 2014, explained by a contraction in soft drink volumes, which was not able to be offset by the growth of the other categories. Additionally, we had market share gains in the four countries were we operate. Our Sales Volume was affected by macroeconomic factors which are negatively impacting the economies of the countries where we operate having an effect over consumption, especially in Brazil, as well as more unfavorable weather conditions.

Net Sales reached Ch$530,572 million, a 1.3% decrease, explained by the aforementioned volume contraction and the effect upon translation of figures given the depreciation of local currencies with respect to the Chilean Peso.  This was partially offset by price increases in all of the franchises where we operate.

Operating Costs decreased 1.5%, which is mainly explained by (i) the effect of lower volumes and (ii) the effect of translation of figures from our subsidiaries in Argentina, Brazil and Paraguay. The foregoing was partially offset by (i) the depreciation of local currencies regarding the U.S. Dollar, which has a negative effect on the value of U.S. Dollar denominated raw materials, (ii) increased sales, having a direct incidence over concentrate costs; and (iii) higher labor costs in Argentina.

Selling, General and Administrative Expenses (SG&As) decreased 0.5% mainly due to (i) lower marketing expenses in Brazil, Chile and Paraguay. This was partially offset by (i) local inflations, particularly in Argentina, which affects the majority of these expenses, specially labor costs and (ii) greater labor costs in Brazil, Chile and Paraguay.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$70,494 million, a decrease of 1.4%.  Operating Margin was 13.3%.

Consolidated EBITDA amounted to Ch$95,446 million, dropping 2.2%. EBITDA Margin was 18.0%.

Net Income Attributable to the Controllers for the quarter was Ch$30,211 million and net margin reached 5.7%.

SUMMARY BY COUNTRY: ARGENTINA

4th Quarter 2015 vs. 4th Quarter 2014

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2014 are in nominal terms. On average during the quarter, the Argentine Peso depreciated against the US Dollar by 19.5%, which has a negative effect over our costs in dollars. With respect to the Chilean peso it depreciated by 2.4% generating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Argentine Operations, we include figures in local nominal currency.

Sales Volume for the quarter decreased 1.2%, reaching 67.1 million unit cases, explained by a contraction in soft drinks which was partially offset by the growth in the juices and waters categories.  Our soft drinks market share reached 62.6 points, increasing 20 basis points with respect to same period of the previous year.

Net Sales reached Ch$188,230 million, a 22.8% increase, explained by the implementation of price increases and partially offset by (i) a reduction of sales volume and (ii) the negative effect of the depreciation of local currency regarding the reporting currency upon consolidation of figures.  In local currency, Net Sales increased 26.8%.

Operating Costs increased 17.3%, explained by (i) increased sales, which has a direct incidence over concentrate costs, (ii) increased labor costs, mainly as a consequence of local inflation, and (iii) the devaluation effect of the Argentine Peso over our costs expressed in US Dollars. In local currency Operating Costs increased 20.8%.

SG&A expenses increased 22.0%, principally explained by the effect of local inflation upon expenses such as labor, freights and services provided by third parties. In local currency SG&A expenses increased 26.5%.

The foregoing effects led to an Operating Income of Ch$20,072 million, a 66.3% growth. Operating Margin was 10.7%. In local currency Operating Income increased 72.0%.

EBITDA amounted to Ch$25,506 million, reflecting a 49.2% growth. EBITDA Margin was 13.6%, expanding 240 basis points regarding the previous year. On the other hand, in local currency, EBITDA increased 53.8%.

SUMMARY BY COUNTRY: BRAZIL

4th Quarter 2015 vs. 4th Quarter 2014

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2014 are in nominal terms. On average during the quarter, the Brazilian Real depreciated by 51.0% against the US Dollar, having a direct negative impact over our costs expressed in US Dollars. Regarding the Chilean Peso it depreciated by 22.8%, which has a significant negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Brazilian Operations, we include figures in local nominal currency.

Sales Volume during the quarter reached 84.3 million unit cases, dropping 4.0%, explained by volume contractions in all categories where we participate. Volumes during the quarter were influenced by macroeconomic factors and consumer trust levels that are negatively affecting the Brazilian economy and which have an impact over consumption. Soft drinks market share in our franchises in Brazil reached 63.2 points, 80 basis points higher regarding the same quarter of the previous year.

Net Sales reached Ch$160,801 million, a 21.4% decrease, mainly explained by the already mentioned effect upon translation of figures.  In local currency, Net Sales increased 1.7%, explained by price increases and partially offset by the negative effect of the drop in volumes.

Operating Costs decreased 16.0% explained by the effect upon translation of figures.  In local currency Operating Costs increased 8.5%, which in part is explained by (i) the devaluation effect of the Brazilian Real over our costs expressed in US Dollars, and (ii) increased sales, which has a direct incidence over concentrate cost. These effects were partially offset by lower sales volume.

SG&A Expenses decreased 21.3% in the reporting currency.  In local currency, SG&A Expenses increased 2.4% which in part is explained by greater labor costs and partially offset by lower marketing expenses.

The aforementioned effects led to an Operating Income of Ch$19,650 million, a 40.9% decrease.  Operating Margin was 12.2%.  In local currency, Operating Income decreased 23.6%.

EBITDA amounted to Ch$25,860 million, decreasing 37.1% with respect to the previous year. EBITDA Margin was 16.1%. In local currency EBITDA recorded an 18.6% decrease.

SUMMARY BY COUNTRY: CHILE

4th Quarter 2015 vs. 4th Quarter 2014

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2014 are in nominal terms. On average during the quarter, the Chilean Peso depreciated by 16.6% against the US Dollar, which has a negative impact over our costs expressed in U.S. Dollars.

During the quarter, Sales Volume reached 65.0 million unit cases, representing a 0.5% decrease, explained by a reduction in the soft drinks category which was not able to be offset by the growth in the juices and waters category. On the other hand, volume market share for soft drinks, compared to the same period of the previous year, increased 50 basis points reaching 69.0 points during the period, mainly explained by the growth recorded in the light segment, where we have a solid leadership position.

Net Sales reached Ch$145,987 million, representing a 3.5% growth, explained by increased average prices which were partially offset by the previously mentioned drop in volumes.

Operating Costs increased by 2.3%, mainly explained by (i) the depreciation of the Chilean Peso which has a negative effect over costs expressed in U.S. Dollars, essentially sugar and PET, and (ii) greater concentrate costs resulting from the implementation of price increases.  This was partially offset by (i) the lower cost in U.S. Dollars of dollarized raw materials, and (ii) lower sales volume.

SG&A Expenses decreased 1.1%, which is mainly explained by lower marketing expenses and partially offset by greater labor costs resulting from higher inflation.

The aforementioned effects led to an Operating Income of Ch$24,308 million, 16.8% higher when compared to the previous year.  Operating Margin was 16.7%.

EBITDA reached Ch$34,517 million, an increase of 13.0%.  EBITDA Margin was 23.6%, which is 197 basis points higher than the previous year.

SUMMARY BY COUNTRY: PARAGUAY

4th Quarter 2015 vs. 4th Quarter 2014

The following figures are set according to IFRS, in nominal Chilean Pesos. All 2014 variations are nominal. On average during the quarter, the Paraguayan Guaraní depreciated 23.6% with respect to the US Dollar, which has a negative impact over our costs expressed in US Dollars. Regarding the Chilean Peso it depreciated by 5.7%, generating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Paraguayan Operations, we include figures in local nominal currency.

Sales Volume during the quarter reached 17.2 million unit cases, reflecting a 7.5% decrease, explained by volume contractions in all categories where we participate. Our volume market share for soft drinks reached 68.8 points during the quarter, 640 basis points higher compared to the previous year.

Net Sales reached Ch$35,918 million, reflecting a 7.9% decrease, explained in part by the effect upon translation of figures. In local currency Net Sales decreased 2.1% explained by the contraction of sales volume which was not able to be offset by price increases implemented during the period.

Operating Costs decreased 10.4% explained in part by the effect upon translation of figures.  In local currency it decreased 4.7% mainly explained by (i) lower sales volume and (ii) the lower cost in U.S. Dollars of dollarized raw materials, mainly PET, caps and sugar.  This was partially offset by the depreciation of the Paraguayan Guaraní, which has a negative effect over dollarized costs.

SG&A Expenses decreased 16.5% while in local currency they decreased 11.5%.  This decrease is mainly explained by lower advertising expenses and partially offset by greater labor costs.

The aforementioned effects led to an Operating Income of Ch$7,502 million, a 12.7% improvement compared to the previous year. Operating Margin was 20.9%.  In local currency Operating Income increased 20.4%.

EBITDA reached Ch$10,601 million a 4.8% growth and EBITDA Margin was 29.5%. In local currency EBITDA increased 11.6%.

OTHER INFORMATION

•                  Net Financial Income and Expense account recorded an Ch$8,770 million expense, which is compared to a Ch$14,628 million expense for the same quarter of the previous year, mainly explained by a lower indebtedness level in Argentina and Brazil, and the effect on translation of figures due to the depreciation of the Brazilian Real against the Chilean Peso.

•                  Results by Investment in Related Companies account went from an Ch$884 million earning to a Ch$190 million loss, mainly due to the negative variation on Proportional Equity Value (PEV) of equity investees in Brazil, especially Sorocaba.

•                  Other Income and Expenses account recorded a Ch$9,700 million loss compared to the Ch$2,224 million loss reported during the same quarter of the previous year.  This is mainly explained by (i) greater contingency provisions in Brazil and (ii) asset write-offs in Brazil

•                  Results by Adjustment Units and Exchange Rate Differences account went from a Ch$4,767 million loss to a Ch$2,910 million loss.  This loss is mainly explained by (i) the large portion of the Company’s debt is expressed in UFs and during this quarter the UF recorded a smaller variation (1.11%) compared to that of the same quarter of the previous year (1.90%), (ii) the effect of the appreciation of the reporting currency (Chilean Peso) regarding the Brazilian Real and Paraguayan Guaraní, in the Parent Company’s accounts receivable from the Brazilian and Paraguayan subsidiaries, and (iii) the restatement of accounts payable in foreign currency of the subsidiaries in Paraguay.

•                  Income Tax went from -Ch$11,096 million to -Ch$18,302 million, mainly resulting from differed tax estimates due to the exchange rate variation.

BALANCE SHEET ANALYSIS

•             At December 31, 2015, the Company’s Net Debt reached US$581.6 million. This figure is calculated considering the effect of Cross Currency Swaps (“CCS”) entered into to hedge the debt in U.S. dollars.

•             Total financial assets, including the aforementioned CCS amounted to US$560.6 million. Excluding the CCS, financial assets amounted to US$305.1 million. This cash surplus is invested in short-term fixed income money markets and time deposits, and 20.2% is denominated in UFs, 36.8% in Chilean Pesos, 20.0% in Brazilian Real, 2.2% in U.S. Dollars, 14.5% in Argentine Pesos and 6.3% in Paraguayan Guaraní.

•             On the other hand, financial debt level reached US$1,142.2 million, US$575 million of which correspond to the bond issuance in the U.S. market carried out in September, 2013.  For this bond, CCS were entered into in Real and UFs so that, of the total debt, (including the CCS effect) 58.8% is denominated in UFs, 40.3% in Brazilian Real, 0.4% in Argentine Pesos, and 0.4% in U.S. Dollars.

RECENT EVENTS

•             On December 22, 2015, in accordance with what was approved at the Company’s General Shareholders’ Meeting, the payment of an interim dividend was announced, charged to the results of the year 2015, for an amount of Ch$17.0 per Series A share and Ch$18.7 per Series B share. This dividend became available to shareholders beginning January 28, 2016.

•             On January 28, 2016, the Company reported a Material Event to the regulating entity regarding the incorporation of a closed joint-stock company called Coca-Cola Del Valle New Ventures S.A. (“Coca-Cola Del Valle”.) The ownership structure of the company is formed by Embotelladora Andina S.A. (35%), Embonor S.A. (15%) and Coca-Cola de Chile S.A (50%). The main corporate purpose of this company is the development and production of juices, waters and non-carbonated beverages under brands owned by The Coca-Cola Company, that Andina and Coca-Cola Embonor S.A. are authorized to commercialize and distribute in their respective franchise territories.

•             On January 28, 2016, the Company’s Chairman of the Board of Directors, pursuant to article 37 of Chilean Law N° 18,046, was notified of the resignation of the director Mr. Ricardo Vontobel due to personal reasons.  His resignation was effective on that same day. As agreed during the Company’s Board of Directors’ session held on that date, the designation of his replacement will be carried out by the shareholders of the Company at the next General Shareholders’ Meeting.

CONFERENCE CALL

We will be hosting a conference call for investors and analysts, where we will review the Fourth Quarter’s Results as of December 31,  2015, on Tuesday, March 1, 2016 at 09:00 am (New York time) - 11:00 am (Santiago time).

To participate please dial: USA 1 (800) 311-9401 - International (outside USA) 1 (334) 323-7224 - Chile toll free: 1-230-020-1247 Access Code: 87604.  A replay of this conference call will be available until midnight (Eastern time) of March 11, 2016. To obtain the replay please dial: USA 877-919-4059 — International (Outside USA) 1 (334) 323-0140. Access Code: 44127948. The audio will be available on the Company’s website: www.koandina.com beginning Thursday, March 3, 2016.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52.2 million people, delivering during 2015 more than 4.6  billion liters of soft drinks, juices, and bottled waters. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina`s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company’s control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on consumer spending, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, IFRS GAAP

(In nominal million Chilean Pesos, except earnings per share and earnings per ADS)

	October-December 2015					October-December 2014
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguayan Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguayan Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	65.0	84.3	67.1	17.2	233.6	65.4	87.9	67.9	18.5	239.7	-2.5%

NET SALES	145,987	160,801	188,230	35,918	530,572	140,991	204,547	153,265	38,990	537,408	-1.3%
COST OF SALES	(85,187)	(101,020)	(101,604)	(20,811)	(308,258)	(83,297)	(120,311)	(86,646)	(23,224)	(313,092)	-1.5%
GROSS PROFIT	60,800	59,781	86,626	15,107	222,314	57,693	84,236	66,619	15,767	224,316	-0.9%
Gross Margin	41.6%	37.2%	46.0%	42.1%	41.9%	40.9%	41.2%	43.5%	40.4%	41.7%
MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES	(36,492)	(40,131)	(66,553)	(7,605)	(150,781)	(36,879)	(51,008)	(54,552)	(9,113)	(151,552)	-0.5%
CORPORATE EXPENSES (2)					(1,038)					(1,289)	-19.5%
OPERATING INCOME (3)	24,308	19,650	20,072	7,502	70,494	20,814	33,228	12,067	6,654	71,474	-1.4%
Operating Margin	16.7%	12.2%	10.7%	20.9%	13.3%	14.8%	16.2%	7.9%	17.1%	13.3%
EBITDA (4)	34,517	25,860	25,506	10,601	95,446	30,555	41,086	17,092	10,120	97,564	-2.2%
Ebitda Margin	23.6%	16.1%	13.6%	29.5%	18.0%	21.7%	20.1%	11.2%	26.0%	18.2%

FINANCIAL EXPENSE/INCOME (Net)					(8,770)					(14,628)	-40.0%
RESULTS FROM AFFILIATED					(190)					884	-121.5%
OTHER INCOME/(EXPENSE) (5)					(9,700)					(2,224)	336.1%
RESULTS BY READJUSTEMENT UNITS AND EXCHANGE RATE DIFFERENCE					(2,910)					(4,767)	-39.0%
INCOME BEFORE INCOME TAXES; AND MINORITY INTEREST					48,924					50,740	-3.6%

INCOME TAXES					(18,313)					(11,096)	65.1%

NET INCOME					30,611					39,644	-22.8%
MINORITY INTEREST					(409)					(428)	-4.4%
NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT					30,202					39,216	-23.0%
Net Margin					5.7%					7.3%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					31.9					41.4
EARNINGS PER ADS					191.4					248.6	-23.0%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) OPERATING INCOME: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4) EBITDA: Operating Income + Depreciation

(5) OTHER INCOME/(EXPENSE): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, IFRS GAAP

(In nominal million US$, except earnings per share and earnings per ADS)

	Exch. Rate :	698.03					Exch. Rate :	598.61

	October-December 2015					October-December 2014
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguayan Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguayan Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	65.0	84.3	67.1	17.2	233.6	65.4	87.9	67.9	18.5	239.7	-2.5%

NET SALES	209.1	230.4	269.7	51.5	760.1	235.5	341.7	256.0	65.1	897.8	-15.3%
COST OF SALES	(122.0)	(144.7)	(145.6)	(29.8)	(441.6)	(139.2)	(201.0)	(144.7)	(38.8)	(523.0)	-15.6%
GROSS PROFIT	87.1	85.6	124.1	21.6	318.5	96.4	140.7	111.3	26.3	374.7	-15.0%
Gross Margin	41.6%	37.2%	46.0%	42.1%	41.9%	40.9%	41.2%	43.5%	40.4%	41.7%
MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES	(52.3)	(57.5)	(95.3)	(10.9)	(216.0)	(61.6)	(85.2)	(91.1)	(15.2)	(253.2)	-14.7%
CORPORATE EXPENSES (2)					(1.5)					(2.2)	-30.9%
OPERATING INCOME (3)	34.8	28.2	28.8	10.7	101.0	34.8	55.5	20.2	11.1	119.4	-15.4%
Operating Margin	16.7%	12.2%	10.7%	20.9%	13.3%	14.8%	16.2%	7.9%	17.1%	13.3%
EBITDA (4)	49.4	37.0	36.5	15.2	136.7	51.0	68.6	28.6	16.9	163.0	-16.1%
Ebitda Margin	23.6%	16.1%	13.6%	29.5%	18.0%	21.7%	20.1%	11.2%	26.0%	18.2%

FINANCIAL EXPENSE/INCOME (Net)					(12.6)					(24.4)	-48.6%
RESULTS FROM AFFILIATED					(0.3)					1.5	-118.4%
OTHER INCOME/(EXPENSE) (5)					(13.9)					(3.7)	274.0%
RESULTS BY READJUSTEMENT UNITS AND EXCHANGE RATE DIFFERENCE					(4.2)					(8.0)	-47.7%

INCOME BEFORE INCOME TAXES; AND MINORITY INTEREST					70.1					84.8	-17.3%

INCOME TAXES					(26.2)					(18.5)	41.5%

NET INCOME					43.9					66.2	-33.8%

MINORITY INTEREST					(0.6)					(0.7)	-18.0%
NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT					43.3					65.5	-34.0%
Net Margin					5.7%					7.3%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.05					0.07
EARNINGS PER ADS					0.27					0.42	-34.0%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) OPERATING INCOME: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4) EBITDA: Operating Income + Depreciation

(5) OTHER INCOME/(EXPENSE): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31,

(In nominal million Chilean Pesos, except earnings per share and earnings per ADS)

	January-December 2015					January - December 2014
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguayan Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguayan Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	233.7	290.6	234.2	61.4	819.9	231.8	306.9	229.4	62.5	830.6	-1.3%

NET SALES	514,733	607,048	627,258	130,039	1,877,394	492,072	715,728	461,003	129,496	1,797,200	4.5%
COST OF SALES	(309,387)	(369,212)	(351,140)	(78,651)	(1,106,706)	(296,894)	(440,655)	(265,288)	(79,506)	(1,081,243)	2.4%
GROSS PROFIT	205,345	237,836	276,118	51,389	770,688	195,178	275,073	195,715	49,990	715,956	7.6%
Gross Margin	39.9%	39.2%	44.0%	39.5%	41.1%	39.7%	38.4%	42.5%	38.6%	39.8%
MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES	(142,287)	(161,899)	(217,644)	(29,222)	(551,051)	(138,718)	(190,272)	(165,267)	(29,833)	(524,089)	5.1%
CORPORATE EXPENSES (2)					(4,040)					(5,095)	-20.7%
OPERATING INCOME (3)	63,059	75,936	58,474	22,167	215,596	56,460	84,802	30,448	20,157	186,773	15.4%
Operating Margin	12.3%	12.5%	9.3%	17.0%	11.5%	11.5%	11.8%	6.6%	15.6%	10.4%
EBITDA (4)	103,142	102,508	79,646	34,972	316,229	95,167	117,504	48,820	33,343	289,740	9.1%
Ebitda Margin	20.0%	16.9%	12.7%	26.9%	16.8%	19.3%	16.4%	10.6%	25.7%	16.1%

FINANCIAL EXPENSE/INCOME (Net)					(45,551)					(56,426)	-19.3%
RESULTS FROM AFFILIATED					(2,328)					1,629	-242.9%
OTHER INCOME/(EXPENSE) (5)					(27,813)					(19,013)	46.3%
RESULTS BY READJUSTEMENT UNITS AND EXCHANGE RATE DIFFERENCE					(10,165)					(15,137)	-32.8%

INCOME BEFORE INCOME TAXES; AND MINORITY INTEREST					129,740					97,827	32.6%

INCOME TAXES					(41,643)					(22,019)	89.1%

NET INCOME					88,098					75,807	16.2%

MINORITY INTEREST					(234)					(317)	-26.1%
NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT					87,863					75,490	16.4%
Net Margin					4.7%					4.2%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					92.8					79.8
EARNINGS PER ADS					556.9					478.5	16.4%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) OPERATING INCOME: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4) EBITDA: Operating Income + Depreciation

(5) OTHER INCOME/(EXPENSE): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31,

(In nominal million US$, except earnings per share and earnings per ADS)

Exch. Rate :	654.66	Exch. Rate :	570.34

	January-December 2015					January - December 2014
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguayan Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguayan Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	233.7	290.6	234.2	61.4	819.9	231.8	306.9	229.4	62.5	830.6	-1.3%

NET SALES	786.3	927.3	958.1	198.6	2,867.7	862.8	1,254.9	808.3	227.1	3,151.1	-9.0%
COST OF SALES	(472.6)	(564.0)	(536.4)	(120.1)	(1,690.5)	(520.6)	(772.6)	(465.1)	(139.4)	(1,895.8)	-10.8%
GROSS PROFIT	313.7	363.3	421.8	78.5	1,177.2	342.2	482.3	343.2	87.7	1,255.3	-6.2%
Gross Margin	39.9%	39.2%	44.0%	39.5%	41.1%	39.7%	38.4%	42.5%	38.6%	39.8%
MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES	(217.3)	(247.3)	(332.5)	(44.6)	(841.7)	(243.2)	(333.6)	(289.8)	(52.3)	(918.9)	-8.4%
CORPORATE EXPENSES (2)					(6.2)					(8.9)	-30.9%
OPERATING INCOME (3)	96.3	116.0	89.3	33.9	329.3	99.0	148.7	53.4	35.3	327.5	0.6%
Operating Margin	12.3%	12.5%	9.3%	17.0%	11.5%	11.5%	11.8%	6.6%	15.6%	10.4%
EBITDA (4)	157.6	156.6	121.7	53.4	483.0	166.9	206.0	85.6	58.5	508.0	-4.9%
Ebitda Margin	20.0%	16.9%	12.7%	26.9%	16.8%	19.3%	16.4%	10.6%	25.7%	16.1%

FINANCIAL EXPENSE/INCOME (Net)					(69.6)					(98.9)	-29.7%
RESULTS FROM AFFILIATED					(3.6)					2.9	-224.5%
OTHER INCOME/(EXPENSE) (5)					(42.5)					(33.3)	27.4%
RESULTS BY READJUSTEMENT UNITS AND
EXCHANGE RATE DIFFERENCE					(15.5)					(26.5)	-41.5%

INCOME BEFORE INCOME TAXES;
AND MINORITY INTEREST					198.2					171.5	15.5%

INCOME TAXES					(63.6)					(38.6)	64.8%

NET INCOME					134.6					132.9	1.2%

MINORITY INTEREST					(0.4)					(0.6)	-35.6%
NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT					134.2					132.4	1.4%
Net Margin					4.7%					4.2%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.1					0.1
EARNINGS PER ADS					0.9					0.8	1.4%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) OPERATING INCOME: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4) EBITDA: Operating Income + Depreciation

(5) OTHER INCOME/(EXPENSE): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, 2015 IFRS GAAP

(In nominal local currency of each period)

	October-December 2015				October-December 2014
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	65.0	84.3	67.1	17.2	65.4	87.9	67.9	18.5

NET SALES	145,987	885.4	2,759.4	293,616	140,991	870.2	2,175.5	299,769
COST OF SALES	(85,187)	(556.4)	(1,488.5)	(170,181)	(83,297)	(512.9)	(1,232.5)	(178,622)
GROSS PROFIT	60,800	329.1	1,271.0	123,435	57,693	357.3	943.0	121,147
Gross Margin	41.6%	37.2%	46.1%	42.0%	40.9%	41.1%	43.3%	40.4%
SELLING AND ADMINISTRATIVE EXPENSES	(36,492)	(220.9)	(976)	(62,087)	(36,879)	(215.6)	(771.6)	(70,178)

OPERATING INCOME (1)	24,308	108.2	294.8	61,347	20,814	141.7	171.4	50,968
Operating Margin	16.7%	12.2%	10.7%	20.9%	14.8%	16.3%	7.9%	17.0%
EBITDA (2)	34,517	142.4	373.5	86,652	30,555	175.0	242.9	77,675
Ebitda Margin	23.6%	16.1%	13.5%	29.5%	21.7%	20.1%	11.2%	25.9%

(1) OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses.

(2) EBITDA: Operating Income + Depreciation

Chile results do not consider corporate expenses

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31, 2015 IFRS GAAP

(In nominal local currency of each period)

	January-December 2015				January-December 2014
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	233.7	290.6	234.2	61.4	231.8	306.9	229.4	62.5

NET SALES	514,733	3,058.9	8,903.3	1,033,215	492,072	2,958.6	6,540.9	1,010,735
COST OF SALES	(309,387)	(1,865.5)	(4,982.9)	(625,039)	(296,894)	(1,821.0)	(3,769.3)	(620,908)
GROSS PROFIT	205,345	1,193.3	3,920.4	408,176	195,178	1,137.6	2,771.6	389,827
Gross Margin	39.9%	39.0%	44.0%	39.5%	39.7%	38.5%	42.4%	38.6%
SELLING AND ADMINISTRATIVE EXPENSES	(142,287)	(815.6)	(3,091)	(231,758)	(138,718)	(783.6)	(2,344.0)	(232,521)

OPERATING INCOME (1)	63,059	377.7	829.0	176,418	56,460	354.0	427.6	157,306
Operating Margin	12.3%	12.3%	9.3%	17.1%	11.5%	12.0%	6.5%	15.6%
EBITDA (2)	103,142	511.6	1,128.1	278,172	95,167	488.5	689.0	260,203
Ebitda Margin	20.0%	16.7%	12.7%	26.9%	19.3%	16.5%	10.5%	25.7%

(1) OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses.

(2) EBITDA: Operating Income + Depreciation

Chile results do not consider corporate expenses

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million of constant 12/31/15 Chilean Pesos)

ASSETS	12-31-2015	12-31-2014	%Ch

Cash + Time deposits + market. Securit.	216,653	186,091	16.4%
Account receivables (net)	180,596	204,105	-11.5%
Inventories	133,333	149,728	-10.9%
Other current assets	16,427	13,812	18.9%
Total Current Assets	547,010	553,736	-1.2%

Property, plant and equipment	1,224,943	1,308,586	-6.4%
Depreciation	(584,413)	(595,510)	-1.9%
Total Property, Plant, and Equipment	640,530	713,076	-10.2%

Investment in related companies	54,191	66,050	-18.0%
Goodwill	95,836	116,924	-18.0%
Other long term assets	871,395	819,387	6.3%
Total Other Assets	1,021,421	1,002,361	1.9%

TOTAL ASSETS	2,208,961	2,269,173	-2.7%

LIABILITIES & SHAREHOLDERS’ EQUITY	12-31-2015	12-31-2014	%Ch

Short term bank liabilities	23,991	41,676	-42.4%
Current portion of bonds payable	19,237	17,624	9.2%
Other financial liabilities	2,743	8,120	-66.2%
Trade accounts payable and notes payable	260,779	284,146	-8.2%
Other liabilities	73,424	58,647	25.2%
Total Current Liabilities	380,174	410,213	-7.3%

Long term bank liabilities	30,238	46,415	-34.9%
Bonds payable	718,004	657,220	9.2%
Other financial liabilities	17,057	22,981	-25.8%
Other long term liabilities	211,953	213,347	-0.7%
Total Long Term Liabilities	977,252	939,963	4.0%

Minority interest	21,060	21,703	-3.0%

Stockholders’ Equity	830,474	897,294	-7.4%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	2,208,961	2,269,173	-2.7%

Financial Highlights

(In million of constant 12/31/15 Chilean Pesos)

	Year to Date
ADDITIONS TO FIXED ASSETS	12-31-2015	12-31-2014

Chile	50,043	45,110
Brazil	24,831	30,280
Argentina	30,056	25,724
Paraguay	7,470	13,103
	112,400	114,217

DEBT RATIOS	12-31-2015	12-31-2014

Financial Debt / Total Capitalization	0.49	0.46
Financial Debt / EBITDA L12M	2.57	2.74
EBITDA L12M / Interest Expense (net) L12M	5.86	4.58

L12M: Last twelve months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, February 29, 2016